January 5, 1996



CFX  Corporation
102 Main Street
P. O. Box 429
Keene, New Hampshire  03431

Dear Sirs:

     The undersigned is a director of The Safety Fund Corporation (`Safety Fund''and is the beneficial holders of shares of common stock of Safety Fund (`Safety Fund Common Stock'').

     Safety Fund and CFX Corporation (`CFX'') are considering the execution of an Agreement and Plan of Merger (`Merger Agreement'') contemplating the merger of a subsidiary of CFX with and into Safety Fund (`Merger'') followed by the merger of the surviving entity. with and into CFX, such execution being subject in the case of CFX to the execution and delivery of this letter agreement (`Agreement''). In consideration of the substantial expenses that CFX will incur in connection with the transactions contemplated by the Merger Agreement and in order to induce CFX to execute the Merger Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his capacity as a shareholder of Safety Fund and not in his capacity as a director of Safety Fund, as follows:
     1. The undersigned will vote or cause to be voted for approval of the Merger Agreement all of the shares of Safety Fund Common Stock the undersigned is entitled to vote with respect thereto.

     2. The undersigned will not effect any transfer or other disposition of any of the undersigned's shares of Safety Fund Common Stock until Safety Fund's shareholders have voted to approve the Merger Agreement or until the Merger Agreement has been terminated pursuant to the terms thereof. In the case of any transfer by operation of law or otherwise, this Agreement shall be binding upon and inure to the benefit of the transferee. Any transfer or other disposition in violation of the terms of this paragraph 2 shall be null and void.

     3. The undersigned shall not take any action which would substantially impair the prospects of completing the Merger pursuant to the Merger Agreement.

     4. The undersigned acknowledges and agrees that any remedy at low for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, CFX shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages.

     5. The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others. In addition, this agreement shall only apply to actions taken by the undersigned in his capacity as a shareholder of Safety Fund and shall not in any way limit or affect actions the undersigned may take in his capacity as a director of Safety Fund.

     IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.

                                   Very truly yours,

Accepted and agreed to as of
the date first above written:

CFX CORPORATION



By:
                     --------------
   Peter J. Baxter